UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 070-7758

REPORT FOR PERIOD

July 1, 2004 to September 30, 2004

PURSUANT TO RULE 24

In the matter of

CSW Energy, Inc.
Columbus, Ohio 43215

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. (“CSW Energy”), a wholly owned subsidiary of AEP Utilities, Inc. Under HCAR 35-26417, CSW Energy is authorized to participate in cogeneration projects and to provide consulting services with respect to independent power projects (“IPP’s”).

Attached is the information required pursuant to HCAR 35-26417.

(1)	A balance sheet as of the relevant report date. See Exhibit A.

(2)	Income statements for the twelve months ended as of the relevant report date. See Exhibit B.

(3)	Name, owner, and location of each IPP served by CSW Energy during the quarter. None.

(4)	The amount of compensation received for each IPP project. None.

(5)

Information on intercompany transactions with CSW Energy related to CSW Energy’s consulting services, including (a) the name of each associate company providing services, (b) a listing of services provided and (c) the total dollar amount of services provided, broken down by associate company.  None.

Exhibit A

CSW Energy, Inc.
Balance Sheet
September 30, 2004
(Unaudited)
($000‘s)

Assets

Current Assets:
Cash and Cash Equivalents	$9,364
Accounts Receivable	3,227
Prepaid Expenses and Other	1,428

Total Current Assets	14,019

Investments In and Advances to Energy Projects	79,505

Notes Receivable - Affiliate	61,465

Other Assets:
Construction in Progress and Project Development Costs	185
Property, Plant, and Equipment, net	96,264
Other	23,041

Total Other Assets	119,490

Total Assets	$274,479

Liabilities and Shareholder's Equity

Current Liabilities:
Accounts Payable	$3,416
Taxed Accrued	43,294
Accrued Liabilities and Other	4,531

Total Current Liabilities	51,241

Notes Payable - Affiliate	1,677
Long-term Debt	71,094
Deferred Income Taxes	57,409
Other	29,210

Total Liabilities	210,631

Shareholder's Equity (Deficit):
Common Stock	1
Additional Paid-in-Capital	90,888
Accumulated Deficit	(27,041)

Total Shareholder's Equity	63,848

Total Liabilities and Shareholder's Equity	$274,479

Exhibit B

CSW Energy, Inc.
Statements of Operation
For the Twelve Months Ended September 30, 2004 and 2003
(Unaudited)
($000‘s)

	2004	2003
OPERATING REVENUE:
Electric Revenues	$12,316	$13,637
Equity in Income from Energy Projects	15,499	14,547
Operating and Maintenance Contract Services	12,281	14,179
Other	454	992

Total Operating Revenue	40,550	43,355

OPERATING EXPENSES:
Fuel	(1,661)	2,120
Operating, Maintenance and Supplies	14,903	5,751
Depreciation and Amortization	9,928	8,477
Salaries, Wages and Benefits	4,369	6,151
Construction Contract Expenses	-	564
General and Administrative Expenses	10,245	18,658
Operating and Maintenance Contract Services	-	410

Total Operating Expenses	37,784	42,131

INCOME FROM OPERATIONS	2,766	1,224

OTHER INCOME (EXPENSE):
Interest Income	2,699	3,722
Interest Expense	(6,273)	(9,756)
Sale of Project Ownership Interest	104,624	-
Provision for Asset Impairment	(1,650)	(81,876)
Other	8,047	2,129

Total Other Income (Expense)	107,447	(85,781)

INCOME (LOSS) BEFORE INCOME TAXES	110,213	(84,557)

INCOME TAX EXPENSE (BENEFIT)	34,571	(38,677)

INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS AND
CUMULATIVE EFFECT OF ACCOUNTING CHANGE	75,642	(45,880)

DISCONTINUED OPERATIONS, NET OF TAX	1,291	(164,007)

CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAX	-	(120)

NET INCOME (LOSS)	$76,933	$(210,007)

S I G N A T U R E

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy, Inc. has duly caused this report to be signed on its behalf on this 24th day of November, 2004.

/s/ Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director - Financial Reporting
American Electric Power Service Corporation